EXHIBIT 99.8


                            [letterhead appears here]

                                  May 13, 2003




Mr. James L. Box, CEO
ebank Financial Services, Inc.
2410 Paces Ferry Road
Atlanta, Georgia 30339

Dear Jim,

     Per our agreement concerning the investment into ebank Financial Services, Inc. (the "Company") by our client Michael P. Marshall, the following fee structure is proposed:

     A 2 1/2% fee of all monies invested by Marshall Investments, LP into the Company's common stock will be paid to Attkisson, Carter & Company at the closing of that certain Stock Purchase Agreement dated as of February 26, 2003 by and between the Company and Marshall Investments, LP (1,200,000 x .90 = 1,080,000 x 2 1/2 % = $27,000).

     As payment for the services to be rendered by Attkisson, Carter and Company as Dealer Manager / Exchange Agent in connection with the Exchange Offering, the Company will amend warrants to purchase an aggregate of 126,874 shares of the Company's common stock previously issued to Attkisson, Carter & Company and Timothy Terry. These amended warrants will be identical to the previously issued warrants, except that the exercise price will be lowered to $1.75 per share and the amended warrants will terminate on the earlier of three years from the date of issuance or thirty days after the Company notifies the holder that the closing price of the Company's common stock has equaled or exceeded $5.00 per share for 20 consecutive trading days. These amended warrants will be issued at the closing of the Exchange Offer.

     Printing, sorting, mailing, and overnight letter costs to distribute and collect the tender offer materials will be reimbursed regardless of the success or failure of the offering.

If the terms are agreeable to ebank Financial Services, Inc. please sign below and return one copy to us.

                                   Sincerely,

                                   /s/ Timothy J. Terry
                                   Timothy J. Terry
                                   President



/s/ James L. Box
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James L. Box, CEO

5/14/03
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Date


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